Exhibit 99, Table of Transactions

David E. Blackford February 13, 2008 Transaction

500 shares at $44.25

300 shares at $44.26

1100 shares at $44.27

100 shares at $44.31

2,000 total shares sold at an average sale price of $44.2655 per share.